UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cortex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

220524300

(CUSIP Number)

Sung Youp Lee

15F, KT Bldg. 422 Teheranro, Gangnam-Gu, Seoul, Korea

+82 2 2192 8421

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 19, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐ (see explanatory note).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 220524300

1	Names of reporting persons: Samyang Optics Co., Ltd.
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only:
4	Source of funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: South Korea
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 22,113,831 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 22,113,831 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 22,113,831 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 14.77% (2)
14	Type of reporting person: CO

(1)	Consists of (i) 16,422,464 shares of the Issuer’s Common Stock, and (ii) a warrant to purchase up to 4,000,000 shares of the Issuer’s Common Stock at an exercise price of $0.056 per share, and (iii) a warrant to purchase up to 1,691,367 shares of the Issuer’s Common Stock at an exercise price of $0.1035 per share.
(2)	This percentage is calculated based upon 144,041,558 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2012, as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended June 30, 2012.

13D

CUSIP No. 220524300

Preliminary Statement:

This Schedule 13D supplements and replaces, with respect to the Samyang Optics Co., Ltd., the Schedule 13D file with the Securities and Exchange Commission (“SEC”) on March 22, 2013 by Aurora Capital LLC, Aurora Capital Corp., T Morgen Capital LLC, Morgen Krisch, Linda Lippa, Arnold S. Lippa, Jeff E. Margolis, Samyang Optics Co. Ltd., Origin Ventures II, L.P., Origin Ventures II Management, LLC, Bruce N. Barron, Steven N. Miller, David W. Carley, Kenneth M. Cohen, Peter Letendre and Steven Chizzik (collectively, the “13D Group”) relating to shares of Common Stock of Cortex Pharmaceuticals, Inc. (the “Issuer”). The members of the 13D Group have determined that they no longer hold any shares of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with any transaction having that purpose of effect. Because Samyang Optics Co., Ltd. holds 16,422,464 shares, or 11.40% of the shares of Common Stock outstanding, with warrants to purchase an additional 5,691,367 shares of Common Stock, it has determined to again report its beneficial ownership of shares of Common Stock of the Issuer on this Schedule 13D.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.001 per share (“Common Stock”), and certain warrants to purchase Common Stock, of Cortex Pharmaceuticals, Inc., a California corporation (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 7700 Irvine Center Drive, Suite 750, Irvine, California 92618.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Samyang Optics Co., Ltd., a South Korea corporation (“Samyang” or the “Reporting Person”).

Samyang’s principal executive offices are located at 654-4, BONGAM-DONG, MASANHOIWON-GU, CHANGWON-SI, KYOUNGSANGNAM-DO, SOUTH KOREA. The telephone number of Samyang is 82-2-784-9961. Samyang is a global manufacturer of optical lenses mainly for CCTV and cameras. Samyang has been manufacturing Interchangeable DSLR camera lenses and CCTV lenses based on the knowledge and the experiences it has learned since the 1970’s.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A, together with the business address of each. During the preceding five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 15, 2010, Samyang acquired a Convertible Note (“Note”) in the amount of $1,500,000 pursuant to a Securities Purchase Agreement entered into with the Company. On June 7, 2010, Samyang elected to convert Note into 10,445,579 shares of Common Stock and a warrant to purchase up to 4,081,633 shares of Common Stock. The warrant expired by its terms unexercised on June 7, 2012.

On October 20, 2011, Samyang Value Partners Co., Ltd., a South Korea corporation and the wholly-owned subsidiary of Samyang (“Samyang V.P.”), entered into a Securities Purchase Agreement with the Company, pursuant to which the Company agreed to sell to Samyang V.P. an aggregate of 6,765,466 shares of Common Stock at a price of $0.0739 per share and a warrant to purchase up to 1,691,367 shares of Common Stock in cash for an aggregate purchase price of $500,000.

On June 25, 2012, Samyang entered into a Securities Purchase Agreement with the Company, pursuant to which Samyang acquired a Secured Promissory Note in United States dollars equivalent to an aggregate purchase price of KRW (Korean Won) W465,000,000 and a warrant to purchase up to 4,000,000 shares of Common Stock.

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CUSIP No. 220524300

On January 21, 2013, Samyang entered into a Securities Transfer Agreement with Samyang V.P., pursuant to which Samyang V.P. transferred 6,765,466 shares of Common Stock at a price of $0.04 per share and a warrant to purchase up to 1,691,367 shares of Common Stock to Samyang for approximately KRW (Korean Won) W286,000,000.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for investment purposes, and the Reporting Person intends to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Person pursues an investment objective of long-term capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the management, operations and markets of companies in which it invests, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

The Reporting Person assesses the Company’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company’s shares in particular. Depending on such assessments, the Reporting Person may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for Common Stock, alternative investment opportunities, and general economic, financial market and industry conditions.

Except as described in this Item 4, the Reporting Person does not have any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to the following paragraphs:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

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CUSIP No. 220524300

Samyang currently holds 16,422,464 shares of Common Stock representing 11.40% (based on shares of Common Stock outstanding). It beneficially owns 22,113,831 shares representing 14.77% if its warrants are taken into account, consisting of 16,422,464 shares of Common Stock and warrants to purchase up to 5,691,367 shares of Common Stock.

(b)

Samyang has the sole power to vote and the sole power to dispose of all the shares of Common Stock it owns.

(c)

To the knowledge of the Reporting Person, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between the Reporting Person and any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

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CUSIP No. 220524300

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2013

SAMYANG OPTICS CO. LTD.

By:	/s/ Seung Chan Kim
Name:	Seung Chan Kim
Title:	Director

13D

CUSIP No. 220524300

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF SAMYANG OPTICS CO., LTD.

1. Directors and Executive Officers of Samyang. The following table sets forth the name and present principal occupation or employment for each director and executive officer of Samyang. The current business address of each such person is 654-4 Bongamdong, Masanhoiwongu, Changwonsi, South Korea. Each such person is a citizen of the Republic of Korea.

Name	Present Principal Occupation or Employment
Seung Chan Kim	Director
Moon Young Chung	Director
Myoung Gun Han	Director
Young Sub Won	Director
Whan Seok Yoo	Director
Tae Woong Ha	Director
Hyoung Gyu Lee	Director